UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            _________________________

                                  SCHEDULE 13D

                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*

                                 ZIM CORPORATION

                                (NAME OF ISSUER)

                      COMMON SHARES, NO PAR VALUE PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                     989555

                                 (CUSIP NUMBER)

                                MICHAEL COWPLAND

                                 ZIM CORPORATION

                         150 ISABELLA STREET, SUITE 150

                                 OTTAWA, ONTARIO

                                     K1V 1S7

                                 (613) 727-1397

              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED

                      TO RECEIVE NOTICES AND COMMUNICATION)

                                  JUNE 30, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(f) or 240.13d (g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555                         13D                  Page 2 of 11 Pages





1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON: Dr. Michael Cowpland

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a) / /
         (b) / /


3.    SEC USE ONLY

4.    SOURCE OF FUNDS: PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7.    SOLE VOTING POWER:                 64,124,946 shares

8.    SHARED VOTING POWER:               0 shares

9.    SOLE DISPOSITIVE POWER:            64,124,946 shares

10.   SHARED DISPOSITIVE POWER           0 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON: 64,124,946 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* /X/

13.   PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11): 55.3%

14.   TYPE OF REPORTING PERSON*: IN

CUSIP NO. 989555                         13D                  Page 3 of 11 Pages






1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON: Mrs. Marlen Cowpland

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b)  /  /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7.    SOLE VOTING POWER:                 4,216,235 shares

8.    SHARED VOTING POWER:               8,793,795 shares

9.    SOLE DISPOSITIVE POWER:            4,216,235 shares

10.   SHARED DISPOSITIVE POWER           8,793,795 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON 13,010,030 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* //

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11): 14.8%

14.   TYPE OF REPORTING PERSON*: IN

CUSIP NO. 989555                         13D                  Page 4 of 11 Pages





1.    NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON: 160879 Canada Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
      (a) / /
      (b) / /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E): / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

7.    SOLE VOTING POWER:                 0 shares

8.    SHARED VOTING POWER:               8,793,795 shares

9.    SOLE DISPOSITIVE POWER:            0 shares

10.   SHARED DISPOSITIVE POWER           8,793,795 shares

11.   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON: 8,793,795 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES:* //

13.   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11): 10.0%

14.   TYPE OF REPORTING PERSON*: CO

CUSIP NO. 989555                         13D                  Page 5 of 11 Pages





Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc. hereby amend and restate in its entirety the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "Commission") on June 29, 2004 and amended on August 11, 2004, October 7, 2004, August 31, 2005, November 8, 2005 and December 19, 2005 (as previously amended, the "Schedule," and as amended and restated hereby, "Amendment No. 6").

Item 1.  Security and Issuer

This Amendment No. 6 relates to common shares, no par value (the "Common Shares"), of ZIM Corporation, a corporation organized under the laws of Canada (the "Issuer"). The Issuer's principal executive office and mailing address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1V 1S7.

Item 2.  Identity and Background

(a) This Amendment No. 6 is being filed on behalf of Dr. Michael Cowpland, Mrs. Marlen Cowpland and 160879 Canada, Inc. (each, a "Reporting Person," and collectively, the "Reporting Persons").

Dr. Cowpland and Mrs. Cowpland are married. Mrs. Cowpland is the sole officer, director and security holder of 160879 Canada Inc. This Amendment No. 6 describes a relationship between the Reporting Persons, but the Reporting Persons do not affirm the existence of a group.

(b) Dr. Cowpland's business address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7. Mrs. Cowpland's business address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7. 160879 Canada Inc.'s principal office is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(c) Dr. Michael Cowpland's present principal occupation is President and Chief Executive Officer of the Issuer. Its address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

Mrs. Cowpland's present principal occupation is President of 160879 Canada Inc., a holding company organized under the laws of Canada. 160879 Canada Inc.'s principal office is 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 989555                         13D                  Page 6 of 11 Pages





(f) Dr. Cowpland is a citizen of Canada. Mrs. Cowpland is a citizen of Canada. 160879 Canada Inc. is a corporation organized under the laws of Canada,

Item 3.  Source and Amount of Funds or Other Consideration

Effective June 1, 2003, ZIM Technologies International, Inc., a corporation organized under the laws of Canada, became a wholly owned subsidiary of the Issuer, when it merged with and into PCI-ZTI Canada, Inc., a wholly owned subsidiary of the Issuer (the "Merger"). At the effective time of the Merger, every issued and outstanding common share of ZIM Technologies International Inc. was cancelled and converted into one Common Share of the Issuer. As a result,
(i) Dr. Cowpland acquired 16,533,657 of the Issuer's Common Shares, (ii) Mrs. Cowpland acquired 1,000,000 of the Issuer's Common Shares, and (iii) 160879 Canada Inc. acquired 1,300,000 of the Issuer's Common Shares. The Reporting Persons initially acquired all of the exchanged shares from ZIM Technologies International, Inc. for cash.

In addition, at the effective time of the Merger, each option to purchase shares of ZIM Technologies International, Inc.'s common shares was converted into the right to receive, upon exercise of such option, an equal number of the Issuer's Common Shares. As a result, Dr. Cowpland's options to purchase 7,013,332 common shares of ZIM Technologies International Inc., which were granted to him between February 6, 2001 and May 1, 2002 at an average exercise price of approximately $0.76 per share, were converted into an equal number of options to purchase common shares of the Issuer. Some of the options to acquire Common Shares have since expired, and the Issuer granted an equivalent number of new options to acquire Common Shares to Dr. Cowpland in replacement thereof. On June 10, 2006, 1,441,072 options expired and 1,400,000 options were granted in replacement on June 13, 2006. The Issuer has also granted Dr. Cowpland the following options:

133,340 Common Shares (effective July 9, 2003)

62,503 Common Shares (effective August 8, 2003)

6,667 Common Shares (effective October 8, 2003)

702,702 Common Shares (effective November 24, 2003)

100,005 Common Shares (effective December 18, 2003)

47,500 Common Shares (effective January 16, 2004)

47,500 Common Shares (effective April 7, 2004)

95,000 Common Shares (effective June 9, 2004)

230,000 Common Shares (effective February 10, 2005),

100,000 Common Shares (effective November 8, 2005),

100,000 Common Shares (effective December 9, 2005).

As of the date hereof, Dr. Cowpland holds options to acquire a total of 10,042,549 of the Issuer's Common Shares. These options are each presently exercisable into one share of the Issuer's Common Shares at an average exercise price of approximately $0.63 per share.

Effective January 7, 2004, Dr. Cowpland acquired 1,911,663 of the Issuer's Common Shares upon the conversion of a convertible promissory note held by Dr. Cowpland with an aggregate principal amount of approximately $800,000, and 160879 Canada Inc. acquired 7,299,848 of the Issuer's common shares upon the conversion of convertible promissory notes held by 160879 Canada Inc. with an aggregate principal amount of approximately $3,100,000.

On June 25, 2004, Dr. Cowpland purchased 387,895 units offered by the Issuer in a private placement. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one additional Common Share at an exercise price of $.38 per share. In that same private placement, Mrs. Cowpland and 160879 Canada Inc. separately purchased 193,947 units each. The warrants issued in the June 25, 2004 private placement expired unexercised.

CUSIP NO. 989555                         13D                  Page 7 of 11 Pages





On July 30, 2004, Mrs. Cowpland purchased 2,004,211 units offered by the Issuer in a private placement for $.38 per unit. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $.38 per share. The warrants issued in the July 30, 2004 private placement expired unexercised.

On October 7, 2004, Mrs. Cowpland purchased 1,018,077 units offered by the Issuer in a private placement for $.39 per unit. Each unit consisted of one Common Share and two warrants, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $.39 per share. The warrants issued in the October 7, 2004 private placement expired unexercised.

On December 16, 2005, Dr. Cowpland donated 1,000,000 Common Shares to an educational institution.

Effective June 30, 2006, Dr. Cowpland acquired 18,024,591 of the Issuer's Common Shares upon the conversion of a line of credit held by Dr. Cowpland with an aggregate principal amount of approximately $454,000 and a cash purchase of approximately $267,000. Both the conversion of the debt and the cash purchase relates to a private placement for units offered by the Issuer at $0.04 per unit. Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 15 months into one Common Share at an exercise price of $0.04 per share.

Item 4. Purpose of the Transaction

The Reporting Persons have each purchased the Common Shares for investment purposes. The Reporting Persons may acquire additional Common Shares of the Issuer or securities convertible into common shares of the Issuer, or may dispose of the same, through market transactions or otherwise.

The Reporting Persons do not have any current definite plans or proposals which would relate to or result in:

(a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person;

CUSIP NO. 989555                         13D                  Page 8 of 11 Pages





(g) causing a class of the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(i) any action similar to any of those enumerated above.

Dr. Cowpland, however, in his capacity as Chief Executive Officer of the Issuer, regularly evaluates potential M&A and capital raising transactions on behalf of the Issuer.

Item 5.  Interest in Securities of the Issuer

The only interest in the securities of the Issuer which the Reporting Persons hold are the interests which have been described above.

(a) Dr. Cowpland may be deemed to beneficially own in the aggregate 64,124,946 Common Shares of the Issuer, which includes 10,042,549 Common Shares issuable upon the exercise of stock options that are exercisable currently or within sixty days of the date hereof and 18,024,591 Common Shares issuable upon the exercise of warrants that are exercisable currently or within sixty days of the date hereof. As a result, Dr. Cowpland may be deemed to beneficially own in the aggregate approximately 55.3% of the total outstanding Common Shares as of the date hereof.

Mrs. Cowpland may be deemed to beneficially own in the aggregate 13,010,030 Common Shares of the Issuer, which includes the 8,793,795 shares owned of record by 160879 Canada Inc. As a result, Mrs. Cowpland may be deemed to beneficially own in the aggregate approximately 14.8% of the total outstanding Common Shares as of the date hereof.

160879 Canada, Inc. may be deemed to beneficially own in the aggregate 8,793,795 Common Shares of the Issuer. As a result, 160879 Canada, Inc. may be deemed to beneficially own in the aggregate approximately 10.0% of the total outstanding Common Shares as of the date hereof.

While Dr. Cowpland may also be deemed, by virtue of his marriage to Mrs. Cowpland, the beneficial owner of the Common Shares as to which Mrs. Cowpland and 160879 Canada, Inc. report beneficial ownership, Dr. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 6 that are not held of record in his name pursuant to Rule 13d-4 of the Rules and Regulations promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mrs. Cowpland disclaims beneficial ownership of all securities covered by this Amendment No. 6 that are held of record by Dr. Cowpland.

As of the date hereof, the Issuer has 87,926,955 Common Shares issued and outstanding.

CUSIP NO. 989555                         13D                  Page 9 of 11 Pages

(b) Assuming the exercise in full of the aggregate number of stock options and warrants held by Dr. Cowpland, as of the date hereof, Dr. Cowpland has sole voting power and sole dispositive power over 64,124,946 of the Issuer's Common Shares.

Mrs. Cowpland has sole voting power and sole dispositive power over 4,216,235 Common Shares of the Issuer and shared voting power and shared dispositive power over 8,793,795 of the Issuer's Common Shares.

As of the date hereof, 160879 Canada, Inc. has shared voting power and shared dispositive power over 8,793,795 of the Issuer's Common Shares.

(c) Other than acquisition of units of Common Shares and warrants for Common Shares, the expiry of 1,441,072 options to purchase Common Shares and the granting of 1,400,000 options to purchase Common Shares, all as described under
Item 3 above, the Reporting Persons have not effected any transactions in the Issuer's Common Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to be Filed as Exhibits

1. Joint Filing Agreement, dated as of the date hereof, by and among Dr. Cowpland, Mrs. Cowpland and 160879 Canada Inc. (filed herewith).

CUSIP NO. 989555                         13D                 Page 10 of 11 Pages





                                   Signatures

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated: As of June 30, 2006

/s/ Michael Cowpland
--------------------
Michael Cowpland

/s/ Marlen Cowpland
-------------------
Marlen Cowpland


160879 CANADA INC.


By: /s/ Marlen Cowpland
-----------------------
Name:  Marlen Cowpland
Title:   President

CUSIP NO. 989555                         13D                 Page 11 of 11 Pages





                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

                                  June 30, 2006

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of ZIM Corporation is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                                     MICHAEL COWPLAND



                                                     /s/ Michael Cowpland
                                                     --------------------------



                                                     MARLEN COWPLAND



                                                     /s/ Marlen Cowpland
                                                     --------------------------



                                                     160879 CANADA INC.



                                                     By:  /s/ Marlen Cowpland
                                                          ----------------------
                                                          Marlen Cowpland
                                                          Its President